LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

MARC WEITZEN, GENERAL COUNSEL                          DIRECT DIAL: 212-702-4388
                                                      EMAIL:  MWEITZEN@SFIRE.COM

                                 June 28, 2011

VIA EDGAR AND EMAIL
-------------------
United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

RE:  FOREST LABORATORIES, INC. ("FOREST LABS")
     DEFINITIVE ADDITIONAL PROXY SOLICITING MATERIALS
     FILED ON JUNE 21, 2011 BY ICAHN CAPITAL LP ET AL.
     FILE NO. 001-05438
     -------------------------------------------------

Dear Mr. Orlic:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by me via email on June 24, 2011, relating to the
Schedule 14A filed with the Commission by the Filing Persons on June 21, 2011 (the "Schedule 14A"). The paragraph number set forth below corresponds to the number contained in the Comment Letter.

1. As per the Comment Letter, the Filing Persons will refrain from making statements in future filings with the Commission that imply that the board breached its fiduciary duties without disclosing the factual basis therefor. However, the statements referred to in the Comment Letter were contained in a letter sent to Forest Labs making a request pursuant to
     Section 220 of the Delaware GCL for documents relating to Forest Labs' and Mr. Solomon's problems with the Government. The Filing Persons filed this letter in accordance with its obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended. Accordingly, the Filing Persons respectively believe that it would not have been appropriate to not file the letter or to file only portions of the letter or to resubmit the letter with the applicable portions omitted. Subsequently, Forest Labs rejected the request for the documents and we plan to litigate the matter in Delaware. Obviously, we have no intent to republish the letter in a filing with the Commission.

     Each of the Filing Persons hereby acknowledges that:

     - the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4388 or Mark DiPaolo, Esq. at (212) 702-4361.

                                                 Very truly yours,


                                                 /s/ Marc Weitzen
                                                 ----------------
                                                 Marc Weitzen